Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

Tel: 604 247 4400
Fax: 604 247 0512

News Release

April 8, 2008

For Immediate Release:

Catalyst Rights Offering Oversubscribed

Richmond, British Columbia - Catalyst Paper Corporation (TSX:CTL) announced today that its Rights Offering, which expired at 5:00 p.m. (Toronto time) on April 7, 2008, was 27% oversubscribed.  Catalyst will, subject to rounding, be issuing a total of 167,069,361 Subscription Receipts for gross proceeds of $125,302,021.  Approximately 162,376,918 Subscription Receipts were purchased pursuant to the exercise by holders of their Basic Subscription Privilege (as defined in the Prospectus) and an additional 50,045,218 Subscription Receipts were subscribed for pursuant to the exercise by holders of the Additional Subscription Privilege (as defined in the Prospectus).

As only approximately 4,692,443 Subscription Receipts are available for distribution pursuant to the Additional Subscription Privilege, the number of Subscription Receipts to be allocated to each subscriber who exercised the Additional Subscription Privilege will be equal to the lesser of (a) the number of additional Subscription Receipts that such subscriber subscribed for and (b) the product (disregarding fractions) obtained by multiplying the number of additional Subscription Receipts available to be issued by a fraction, the numerator of which is the number of Rights previously exercised by the subscriber and the denominator which is the aggregate number of Rights previously exercised under the Offering by all holders of Rights that have subscribed for additional Subscription Receipts.  As a result, most holders will receive fewer additional Subscription Receipts than the number subscribed for.  In that the Offering has been fully subscribed, Catalyst will not be requiring BMO Nesbitt Burns Inc. and Genuity Capital Markets to purchase any Subscription Receipts under the terms of the Standby Purchase Agreement dated February 29, 2008.

The proceeds of the Rights Offering are being used to fund a portion of the Company’s US$161 million acquisition of the recycle newsprint mill and related assets in Snowflake, Arizona (the “Snowflake Acquisition”).  Department of Justice consent for the Snowflake Acquisition has now been received and it is anticipated that closing will occur on or about April 10, 2008.

Each Subscription Receipt acquired under the Rights Offering will be deemed exercised and the holder will be issued one common share of Catalyst, without additional consideration, upon completion of the Snowflake Acquisition.  Assuming the Snowflake Acquisition is completed and the Subscription Receipts deemed exercised for common shares on or about April 10, 2008, Catalyst will not be mailing certificates for the Subscription Receipts acquired under the Rights Offering.  Rather, Catalyst will arrange for common share certificates to be mailed to holders of the Subscription Receipts.

Further details concerning the Rights Offering, the Subscription Receipts and the Snowflake Acquisition are contained in the final short form prospectus dated February 29, 2008 (the “Prospectus”) filed by Catalyst in each of the Provinces of Canada and a registration statement on Form F-10 filed with the Securities and Exchange Commission in the United States.  Copies of the Prospectus may be obtained from BMO Nesbitt Burns Inc. or Genuity Capital Markets Inc., who have acted as joint dealer managers in connection with the Rights Offering.  Copies of the Prospectus are also available under the company’s name at www.sedar.com or www.sec.gov.

A United States registration statement relating to the Rights, Subscription Receipts, Standby Subscription Receipts and the common shares issuable upon the deemed exercise of the Subscription Receipts and Standby Subscription Receipts has become effective with the United States Securities and Exchange Commission.  This press release shall not constitute an offer to sell or the solicitation of an offer to purchase any of the securities of Catalyst.  No offer to sell, solicitation of an offer to purchase, or sale of the securities of Catalyst will be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For further information:

Investors David Smales, Vice President, Finance & Chief Financial Officer (604) 247-4011	Media Lyn Brown, Vice President Corporate Relations & Social Responsibility (604) 247-4713